Exhibit 4.17
SERVICES AGREEMENT
(the “Agreement”)
between
OCEANFREIGHT INC.
of Majuro, Marshall Islands, lawfully represented (hereinafter sometimes the Owner)
and
Cardiff Marine Inc.
of Monrovia, Liberia, lawfully represented (hereinafter sometimes “CARDIFF”)
Whereas the Owner has been engaged through subsidiaries in the ownership and operation of cargo vessels trading worldwide.
Whereas the Owner entered into an interim management services agreement with CARDIFF dated 11th April, 2007 as further extended retroactively on January 28th, 2008 in connection with the delivery and operation of the Owner’s fleet.
Whereas the Owner entered into an agreement dated 7th September, 2007 with Cardiff wherein the Owner agreed to pay Cardiff an S&P and Chartering commission for transactions in which Cardiff acts as a broker (Commercial Services Agreement).
Whereas it is deemed advisable by both parties that the above agreements to be amended and replaced with the following agreement.
Whereas the parties agree that, in consideration of the fees set forth in this Agreement (the “Fees”) and subject to the Terms and Conditions attached hereto, Cardiff shall provide the services set forth hereinbelow to this Agreement (the “Services”) as defined in the Scope of Works.
IT IS HEREBY AGREED AS FOLLOWS
1. SCOPE OF WORKS
1.1. Sale and Purchase
Cardiff shall identify vessels for purchase, perform class records review and physical inspection and make recommendations to the Owner as to whether any vessel should be purchased. Reasonable costs incurred by Cardiff for inspection of such Vessels for possible purchase shall be fully reimbursed by the Owner against presentation of receipts or other evidence of payment reasonably acceptable to the Owner.
After approval has been granted by the Owner for the purchase of an identified vessel, Cardiff shall on behalf of the Owner proceed to purchase same under the best possible terms and conditions in accordance with industry standards on terms of purchase which have been agreed or are to be agreed by the Owner. For the avoidance of doubt, Cardiff shall designate the Owner or its wholly-owned subsidiary as the nominee of the buyer under the respective Memorandum of Agreement.
Cardiff shall also sell vessel(s) on behalf of the Owner at its request. Cardiff shall proceed to market the vessel for sale, solicit offers, negotiate the sale of any of the Owner’s vessels under the best possible terms and conditions in accordance with industry standards and arrange the sale of same on terms agreed by the Owner.
Cardiff in conjunction with the respective Technical Manager shall perform all functions necessary to enable the Owner to physically deliver any of the Owner’s vessels to her contractual buyer.
1.2 Chartering
Cardiff shall seek and negotiate employment for each Vessel under voyage or period charter or under any other form of contract and approve, conclude and execute any such contract only upon receipt of instructions from the Owner.
1.3 Manager Supervision
Cardiff shall provide services related to the supervision of the technical management services provided by Wallem Shipmanagement with respects to the vessels Austin, Pierre, Trenton, Helena, Lansing, Topeka, Richmond and Augusta. Such services shall include but not be limited to monitoring and coordinating Wallem, reporting to Owner as to the performance for each vessel an all matters attended by Wallem, provide inspection of the vessels, technical and operations management supervision and drydocking supervision.
1.4 Financing Services
Cardiff shall provide services related to identifying, sourcing, negotiating and arranging new loan and credit facilities with lenders/financial institutions and negotiating and arranging for interest rate swap agreements, foreign currency contracts and forward exchange contracts.
1.5 IT Services
Cardiff shall provide Information Technology services including but not limited to set up and maintenance of communications hardware and software systems including maintenance of network systems.

2. Cardiff Remuneration Fees
2.1 Sale and Purchase
One per cent (1%) of the value of each sale or purchase transaction of any of the ships owned or to be owned by the Owner or its subsidiaries
2.2 Chartering
One and a quarter per cert (1,25%) of the value of relevant charter hire as earned on by each ship for each respective charter arranged by Cardiff.
2.3 Manager Supervision
Euros 100 per ship per day for the vessels Austin, Pierre, Trenton, Helena, Lansing, Topeka, Richmond and Augusta.
2.4. Financing Services
Arrangement fee of 0.2% on the Facility Amount, for loans or interest rate swap agreements, foreign currency contracts and forward exchange contracts or arranged by Cardiff.
2.5 IT Services
Euros 25.000 per Quarter
2.6 Out of Pocket Expenses
All out of pocket expenses pertaining to the services rendered by Cardiff to the Owner shall be reimbursed to Cardiff at cost plus a mark up of 10%
2.7 Inflation
At the beginning of each calendar year the fees for the next 12 months will be adjusted upwards according to the Greek Consumer Price Index referring to the previous twelve (12) calendar months.
2.8 Superintendent’s Fee
When necessary or desirable to evaluate the Vessel’s physical condition, and/ or supervise ship board activities, and/or attend to repairs and dry-dockings the Manager shall arrange for visitations by a Superintendent at various intervals during the term of this Agreement. The Manager shall be entitled to charge the Owner €400 per day plus Expenses for any day the superintendent is away from the office on such business.

3. Cardiff Obligations
Cardiff shall undertake to use all reasonable endeavours to provide the services in accordance with Clause 1 hereof as agents for and on behalf of the Owner in accordance with sound ship management practices and to protect and promote the interests of the Owner in all matters relating to the provision of these services; provided however that Cardiff in the performance of services hereunder shall be entitled to have regard to its overall responsibility in relation to all vessels which may from time to time be entrusted to its management and in particular, but without prejudice to the generality of the foregoing, Cardiff shall be entitled to allocate available supplies, manpower and services in such manner as in the prevailing circumstances Cardiff in its reasonable discretion considers to be fair and reasonable.
4. Owner’s Obligations
4.1	The Owner shall pay all sums due to Cardiff punctually in accordance with the terms of this Agreement. Time shall be of the essence in respect of the payment of all such sums.

4.2	The Owner shall procure that Owner’s Insurances name Cardiff and any additional party designated by Cardiff as a joint assured for protection and indemnity risks (including pollution risks) and a named assured on all other policies, with the benefit of full cover and full waiver of subrogation. The Owner shall obtain cover in respect of usual hull and machinery risks (including crew negligence) and excess liabilities, protection and indemnity risks (including pollution risks); and war risks (including protection and indemnity risks and crew risks) in accordance with the best practice of prudent owners of vessels of a similar type to the Vessel, with first class insurance companies underwriters or associations (“the Owner’s Insurances”) on terms whereby Cardiff and any such third party are not liable in respect of premiums or calls arising in connection with the Owner’s Insurances and the Owner shall, if applicable, provide Cardiff with written evidence thereof within 30 days of the date of commencement and/or the date on which Cardiff shall notify the Owner of the appointment of any additional party and within 30 days of each renewal date. As between the Owner and Cardiff, Cardiff shall not be responsible for paying any premiums or calls arising in connection with such insurances.

Where the Owner makes a change in the P & I Club in which the Vessel is entered, the Owner shall, unless Cardiff shall otherwise agree, pay such release call as is required by the P & I Club in which the Vessel was entered. For the avoidance of doubt, it is agreed that the Owner shall be liable for all deductibles applying to any insurance policy.

4.3	The Owner shall provide Cardiff with access and authority towards the Technical Managers and/or any other person or Authorities whatsoever on all matters relating to any and all Vessels.
5. Payments and Management of Funds
5.1	All amounts payable to Cardiff shall be paid in Euros. All sums paid to Cardiff by or on behalf of the Owner and all moneys collected by Cardiff under the terms of this Agreement (other than fees payable by the Owner to Cardiff) shall be held to the credit of the Owner in a separate interest bearing bank account or accounts, which shall be operated by Cardiff in trust for the Owner.
5.2	Where any sums howsoever arising and whether in respect of fees, budgeted expenditure, non-budgeted expenditure, other liabilities (present, future, liquidated or unliquidated) or expenses are owed to Cardiff in connection with the Vessels Cardiff shall be entitled but not obliged at any time or times to apply any sums standing to the credit of the accounts referred to in Clause 5.1 to settle such sums.
5.3	Notwithstanding anything contained herein, Cardiff shall in no circumstances be required to use or commit its own funds to finance the provision of the above services and all payments due shall be made punctually to Cardiff (and not any third party) in accordance with the terms of this Agreement in full without any deduction whatsoever. To cover travel and other incidental and out of pocket expenses, the Owner shall provide Cardiff with a reserve of US$20,000, which sum shall be held in Cardiff’s bank account.
5.4	Where the Owner delays settling fees due to Cardiff the Owner shall pay interest thereon from the due date until the date of payment at 3% per cent over one month LIBOR in the event that such fees are not settled within five (5) business days of such due date.
5.5	In addition to the funds referred to above the Owner shall pay and/or reimburse Cardiff in respect of all expenses incurred prior to the Effective Date solely for the benefit of the Owner, including, but not limited to, expenses in relation to inspection of vessels.
6. Cardiff’s Right to Sub-Contract
6.1	Cardiff shall be entitled to procure performance of Cardiff’s obligations hereunder by its parent, subsidiary or associated companies or (in the case of other services) third parties (hereinafter collectively called the “Sub-Cardiff’) in accordance with the following provisions of this Clause 6.1:
(i)	any such performance of all or any of Cardiff’s obligations by the Sub-Cardiff shall be and constitute full and sufficient performance by Cardiff of their obligations hereunder;

(ii)	the Owner hereby agrees with Cardiff that insofar as Sub-Cardiff performs the obligations of Cardiff, the Sub-Cardiff shall be entitled to the benefits of the provisions of Clause 7; and

(iii)	any performance of Cardiff’s obligations by the Sub-Cardiff shall be without prejudice to the rights of the Owner hereunder for any failure by Cardiff in performance of Cardiff’s duties and obligations hereunder and notwithstanding performance by the Sub-Cardiff, Cardiff shall remain solely responsible to the Owner for performance of its obligations hereunder.
6.2	The provisions of Clause 6.1 shall remain in force notwithstanding termination of this Agreement.
7. Responsibilities
7.1	Force Majeure
Neither the Owner nor Cardiff shall be liable to the other for loss or damage resulting from delay or failure to perform this Agreement, or any contract hereunder, either in whole or in part, when any such delay or failure shall be due to causes beyond its control due to civil war, insurrections, strikes, riots, fires, floods, explosions, earthquakes, serious accidents, or any acts of God, or failure of transportation, epidemics, quarantine restrictions, or labor trouble causing cessation, slow down, or interruption of work.
In the event that a situation giving rise to force majeure which prevents a party from performing under this Agreement, the parties shall confer as to the further fulfillment or termination of this Agreement.
7.2	Liability to Owner
(i)	Without prejudice to Clause 7.1, Cardiff shall be under no liability whatsoever to the Owner for any loss, damage, delay or expense of whatsoever nature, whether direct or indirect, (including but not limited to loss of profit arising out of or in connection with detention of or delay to the Vessel and Consequential Loss) and howsoever arising in the course of performance of the above services; UNLESS to the extent same is proved to have resulted from the, gross negligence or wilful default of Cardiff or its employees in connection with any Vessel; in that event any liability of Cardiff shall be limited to direct losses (excluding indirect losses and loss of earnings) only and may not exceed a total amount of USD 600,000

(ii)	Notwithstanding anything that may appear to the contrary in this Agreement, Cardiff shall not be responsible for any of the actions of the Crew even if such actions are negligent, grossly negligent or wilful, except only to the extent that they are shown to have resulted solely from a failure to discharge its obligations in which case its liability shall be limited in accordance with the terms of this Clause 7.

(iii)	For the purposes of this clause, “Consequential Loss” shall mean (x) indirect losses and/or (y) loss of earnings, loss of use, loss of revenue, profit or anticipated profit, whether direct or indirect, arising from or relating to the performance of this Agreement and whether or not such losses were foreseeable at the time of entering this Agreement.
7.3	Indemnity - General

Except to the extent and solely for the amount therein set out that Cardiff would be liable under Clause 7.2, the Owner hereby undertakes to indemnify and hold harmless Cardiff and its employees, agents and sub-contractors against all actions, proceedings, claims, demands or liabilities whatsoever or howsoever arising out of or in connection with the performance of this Agreement, and against and in respect of all costs, loss, damages and expenses (including reasonable legal costs and expenses on a full indemnity basis) which Cardiff may suffer or incur (either directly or indirectly) in the course of the performance of this Agreement other than arising from the gross negligence or wilful misconduct of Cardiff.
7.4	Indemnity - tax

Without prejudice to the general indemnity set out in Clause 7.3, the Owner hereby undertakes to indemnify and hold harmless Cardiff, its employees, agents and sub-contractors against all taxes, imposts and duties levied by any government, other than income taxes, as a result of the trading or other activities of the Owner or the Vessels whether or not such taxes, imposts and duties are levied on the Owner or Cardiff.
7.5	“Himalaya”

It is hereby expressly agreed that no employee or agent of Cardiff (including every sub-contractor from time to time employed by Cardiff and the employees of such sub-contractors) shall in any circumstances whatsoever be under any liability whatsoever to the Owner for any loss, damage or delay of whatsoever kind arising or resulting directly or indirectly from any act neglect or default on his part while acting in the course of or in connection with his employment and, without prejudice to the generality of the foregoing provisions in this Clause, every exemption, limitation, condition and liberty herein contained and every right, exemption from liability, defense and immunity of whatsoever nature applicable to Cardiff or to which Cardiff is entitled hereunder shall also be available and shall extend to protect every such employee or agent of Cardiff acting as aforesaid.
7.6	The provisions of Clause 7 shall remain in force notwithstanding termination of this Agreement.
8. Prosecution of Claims/Disputes other than Insurance

8.1	If required Cardiff shall handle and settle all claims arising out of this agreement hereunder (other than insurance, average and salvage claims) and keep the Owner informed regarding any incident of which Cardiff becomes aware which gives or may give rise to claims or disputes involving third parties.
8.2	Cardiff shall, as instructed by the Owner, bring or defend actions, suits or proceedings in connection with matters entrusted to Cardiff according to this Agreement.
8.3	Cardiff shall also have power to obtain legal or technical or other outside expert advice in relation to the handling and settlement of claims and disputes or all other matters affecting the interests of the Owner in respect of the Vessel.
8.4 The Owner shall arrange for the provision of any necessary guarantee bond or other security.
8.5	The Owner shall pay to Cardiff a fee for time spent by Cardiff in carrying out its obligations under Clause 8 and such fee shall be charged at the rate of Euros 150 per man per day of 8 hours. In addition any costs incurred by Cardiff in carrying out their obligations according to Clause 8 shall be reimbursed by the Owner.
8.6	The Owner agrees to the use of emergency network for crisis management response and agrees to pay any additional fees which may be incurred.
9.	Compliance with Laws and Regulations

Cardiff shall not do or permit anything to be done which might cause any breach or infringement of the laws and regulations of the country of registry of the Vessel, and of the places where she trades, provided always that Cardiff’s obligations under this clause shall only relate to matters which Cardiff is reasonably capable of fulfilling and on the understanding that Cardiff shall receive all necessary co-operation, information and funding from the Owner.
10. Duration of the Agreement
10.1	Term of the Agreement

The term of this Agreement shall commence on the date of execution of this agreement and continue for a period of five (5) years.
10.2	Termination by Notice

This Agreement may be terminated by the Owner upon 30 days’ written notice.
10.3	Termination by default - Owner

(i)	Cardiff shall be entitled to terminate the Agreement with immediate effect by notice in writing if any moneys requested by Cardiff from the Owner or the owners of any the Owner’s vessels shall not have been received in Cardiff’s nominated account within ten (10) days of payment having been requested in writing by Cardiff or if the Owner fails to comply to the reasonable satisfaction of Cardiff with the requirements of clauses 2.a, 5.3 and 7.

(ii)	If the Owner
(a)	fails to meet its obligations hereunder in any material respect for reasons within its control, or

(b)	proceeds with employment of or continues to employ the Vessel in the carriage of contraband, or in an unlawful trade or in a manner which is, in the opinion of Cardiff, unduly hazardous or improper, then Cardiff may give written notice to the Owner specifying the default and requiring it to remedy the default as soon as practically possible. In the event that the Owner fails to remedy such default (in the case of (a) above, if remediable) within a reasonable time to the reasonable satisfaction of Cardiff, Cardiff shall be entitled to terminate this Agreement with immediate effect by notice in writing.
10.4	Termination by Default - Cardiff

If Cardiff fails to meet its obligations under this Agreement in any material respect for reasons within the control of Cardiff, the Owner may give written notice to Cardiff specifying the default and requiring it to remedy the default as soon as practically possible. In the event that Cardiff fails to remedy such default, if remediable, within a reasonable time to the reasonable satisfaction of the Owner, the Owner shall be entitled to terminate this Agreement with immediate effect by notice in writing.
10.5	Liquidation

This Agreement shall terminate forthwith in the event of an order being made or resolution passed for the winding up, dissolution, liquidation or bankruptcy of either party (otherwise than for the purpose of reconstruction or amalgamation) or if a receiver or similar officer is appointed, or if it suspends payment, ceases to carry on business or makes any special arrangement or composition with its creditors. Cardiff shall be entitled to terminate this Agreement forthwith in the event of an order being made or resolution passed for the winding up, dissolution, liquidation or bankruptcy of the owner of any vessel (otherwise than for the purpose of reconstruction or amalgamation) or if a receiver or similar officer is appointed to such owner, or if such owner suspends payment, ceases to carry on business or makes any special arrangement or composition with its creditors.
10.6	Extraordinary Termination

This Agreement shall be deemed to be terminated in the case of the sale of all the Vessels or if all the Vessels suffer a total loss or are declared as a constructive or compromised or arranged total loss or are requisitioned. However, this agreement cannot be terminated as a result of a Change of Control. Notwithstanding such deemed termination, reimbursement of funds and indemnities shall be paid in accordance with the provisions of Clause 7 for claims relating to all time prior to valid termination.

10.7	For the purpose of sub-clause 10.6 hereof:
(i)	the date upon which each of the Vessels is to be treated as having been sold or otherwise disposed of shall be the date on which the Owner ceases to be registered as Owner of the respective Vessel;

(ii)	each of the Vessels shall not be deemed to be lost until either she has become an actual total loss or agreement has been reached with her Underwriters that she is a constructive, compromised or arranged total loss or if such agreement with her Underwriters is not reached it is adjudged by a competent tribunal that a constructive loss of the Vessel has occurred or Owner issue a Notice of Abandonment to Underwriters.
10.8	The termination of this Agreement shall be without prejudice to all rights accrued due between the parties prior to the date of termination.
11. Data Protection
11.1	In respect of any Personal Data supplied to the Owner, the Owner warrants:
(i)	that it is legally entitled to process the Personal Data and will do so only on behalf of Cardiff and in compliance with its instructions and will take all appropriate technical and organizational security measures to protect the Personal Data against destruction, loss, alteration, unauthorized disclosure or access and against all other unlawful forms of processing;

(ii)	to notify Cardiff promptly of (a) any legally binding request for disclosure of the Personal Data by a law enforcement authority unless otherwise prohibited; (b) any accidental or unauthorized access in respect of the Personal Data; (c) any request from a Data Subject for access to his Personal Data, without responding to that request, unless it has been otherwise authorized to do so; and (d) any reason why they are unable to comply with clause 11.1(i), in which case Cardiff is entitled to suspend the transfer of data;

(iii)	to destroy promptly all Personal Data transferred and certify to Cardiff it has done so (a) if the Data Subject is not offered or does not accept employment on the Vessel and (b) on termination of this Agreement.

11.2	“Personal Data” means any information or data relating to an identified or identifiable living individual (“Data Subject”) who can be identified from that information or data or from that information or data and other information or data which is in the possession of or likely to come into the possession of Cardiff. “Processing” of Personal Data means obtaining, recording or holding Personal Data or carrying out any operation or set of operations on the Personal Data, including its organization, adaptation or alteration; its retrieval, consultation or use; its disclosure by transmission, dissemination or by being otherwise made available; or its alignment, combination, blocking, erasure or destruction.
12. Confidentiality
12.1	Save for the purpose of enforcing or carrying out as may be necessary their respective rights or obligations, each party agrees to maintain and to use all reasonable endeavours to procure that their respective officers and employees maintain confidentiality and secrecy in respect of all information relating to the other’s business received by it directly or indirectly pursuant to this Agreement.
12.2	As between the Owner and Cardiff, the Owner hereby agrees and acknowledges that all title and property in and to the management manuals of Cardiff and other written material of Cardiff concerning management functions and activities is vested in Cardiff and the Owner agrees not to disclose the same to any third party and, on the termination of this Agreement, to return all such manuals and other materials to Cardiff. For the purposes of this Clause reference to “Cardiff” includes the parent, subsidiary and associated companies of Cardiff and any third parties providing services.
13. Third Party Rights
13.1	Any person (other than parties to this Agreement) who is given any rights or benefits under Clauses 9 or 10 (a “Third Party”) shall be entitled to enforce those rights or benefits against the parties in accordance with the Contracts (Rights of Third Parties) Act 1999.
13.2	Save as provided in Clause 17.1 above the operation of the Contracts (Rights of Third Parties) Act 1999 is hereby excluded.
13.3	The parties may amend vary or terminate this Agreement in such a way as may affect any rights or benefits of any Third Party which are directly enforceable against the parties under the Contracts (Rights of Third Parties) Act 1999 without the consent of any such Third Party.
13.4	Any Third Party entitled pursuant to the Contracts (Rights of Third Parties) Act 1999 to enforce any rights or benefits conferred on it by this Agreement may not veto any amendment, variation or termination of this Agreement which is proposed by the parties and which may affect the rights or benefits of any such Third Party.
14. Law and Arbitration

14.1	This Agreement shall be governed by English law and any dispute arising out of or in connection with this Agreement shall be referred to arbitration in London in accordance with the Arbitration Act 1996 or any statutory modification or re-enactment thereof for the time being in force.
14.2	The arbitration shall be conducted in accordance with the London Maritime Arbitrators’ (LMAA) Terms current at the time when the arbitration is commenced.
14.3	Save as mentioned below, the reference shall be to three arbitrators, one to be appointed by each party and the third by the two so appointed. A party wishing to refer a dispute to arbitration shall appoint its arbitrator and send notice of such appointment to the other party requiring the other party to appoint its arbitrator within 14 days of that notice and stating that it will appoint its arbitrator as sole arbitrator unless the other party appoints its own arbitrator and give notice that it has done so within the 14 days specified. If the other party does not appoint its own arbitrator and give notice that it has done so within the 14 days specified, the party referring the dispute to arbitration may, without the requirement of any further prior notice to the other party, appoint its arbitrator as sole arbitrator and shall advise the other party accordingly. The award of a sole arbitrator shall be as binding as if he had been appointed by agreement.
14.4	In cases where neither the claim nor any counterclaim exceeds the sum of US$50,000 (or such other sum as the parties may agree) the arbitration shall be conducted in accordance with the LMAA Small Claims Procedure current at the time when the arbitration proceedings are commenced.
15.	Amendments to Agreement

Cardiff reserves the right to make such changes to this Agreement are necessary to take account of regulatory changes which come into force after the date hereof and which affect the operation of the Vessels. Such changes shall be set forth in writing to the Owner and shall come into force on such date of written notice or on the date on which such regulatory or other changes come into effect (whichever shall be the later).
16.	Time Limit for Claims

Any and all liabilities of either party to the other arising under this Agreement or otherwise in relation to the Vessels (except in the case of fraud) shall be deemed to be waived and absolutely barred on the relevant date unless prior to the relevant date written particulars of any claim (giving details of the alleged breach in respect of which such claim is made and a preliminary statement of the amount claimed) have been set forth in writing by the claimant by the relevant date, and any such claim shall be deemed (if it has not previously been satisfied, settled or withdrawn) to have been withdrawn unless arbitration proceedings have been commenced under Clause 14 prior to the expiry of three months after the relevant date. For the purposes of this Clause 16, the “relevant date” is three months after the date of termination, for whatever reason, of this Agreement.

17.	Condition of Vessel(s)

The Owner acknowledges that it is aware that Cardiff is unable to confirm that each Vessel, its systems, equipment and machinery are free from defects, and agrees that Cardiff shall not in any circumstances be liable for any losses, costs, claims, liabilities and expenses which the Owner may suffer or incur resulting from pre-existing or latent deficiencies in each Vessel, its systems, equipment and machinery.
18. Use of Associated Companies
18.1	Cardiff hereby discloses to the Owner that it may, in the course of performing the above services, utilize the services of companies associated with Cardiff. Without prejudice to the foregoing generality, associated companies of Cardiff may be used in connection with inter alia the following matters:
(i)	arranging travel to and from the Vessel for Cardiff’s personnel and the Crew;

(ii)	placing insurance cover for the Vessel;

(iii)	undertaking loss/average adjustment and dealing with insurance claims relating to the Vessel;

(iv)	providing legal advice in connection with matters arising from the performance of Management Services;

(v)	providing consultancy services;

(vi)	providing port agency services;

(vii)	commercial and financial broking and advisory services;

(viii)	specialist “in service” repair and maintenance services;

(ix)	specialist underwater repair and maintenance services;

(x)	consulting naval architecture and engineering services;

(xi)	ship safety, security and risk management services; and

(xii)	logistics services.
Where companies associated with Cardiff provide services in connection with the above or any other matters, such companies shall be entitled to charge and retain for their own benefit usual remuneration for the provision of their services (whether in the form of commission or fees). Cardiff shall ensure that all such remuneration is competitive.

18.2	The Owner hereby consent to the arrangements set out in Clause 18.1.
19. Staff Loyalty

The Owner shall not and shall procure that its parent, subsidiaries and associates shall not, during the course of this Agreement or for a period of six months following termination directly or indirectly offer any employment to any employee of Cardiff engaged in providing Services or directly or indirectly induce or solicit any such person to take up employment with the Owner or any associated or affiliated company or use the services of any such person either independently or via a third party.

20.	Assignability of Agreement

This Agreement is not assignable by either party without the prior written consent of the other.
21. Notices
21.1	Any notice or other communication required to be given or made hereunder shall be in writing and may be served by sending same by registered airmail electronic-mail, telex, facsimile or by delivering the same (against receipt) to the address of the party to be served to such address as may from time to time be notified by that party for the purpose.
21.2	Any notice served by post as aforesaid shall be deemed conclusively duly served five days after the same shall have posted. Notices served by telex aforesaid shall be deemed conclusively to have been served on the day following of the same, provided evidence of transmission appears on the particular notice.
21.3	Notices to Cardiff shall be made as follows :
Cardiff Marine Inc.
Omega Building, 80 Kifisias Avenue
Amaroussion, GR151 25
Athens — Greece
Phone : 210-8090270
Fax     : 210-8090275
E-Mail : management@cardiff.gr
Notices to the Owner shall be made as follows:
OCEANFREIGHT INC.
Athens Shipping Office
80 Kifisias Avenue
Amarousion GR 151 25
Attn: Mr. Solon Dracoulis, CAO
Phone: 210-6140283
Fax:     210-6140284
E-Mail: management@oceanfreightinc.com

22. Change of Control.
22.1	In the event of a “Change of Control”, during the term of this Agreement, Cardiff has the option cease providing the abovementioned services to the Company within three (3) months following such Change in Control, and shall be eligible to receive the payment specified in sub-paragraph (c), below, provided that the conditions of said paragraph are satisfied.

22.2	For purposes of this Agreement, the term “Change of Control” shall mean the:
(i)	acquisition by any individual, entity or group of beneficial ownership of fifty percent (50%) or more of either (A) the then-outstanding shares of common stock of the Company or (B) the combined voting power of the then-outstanding voting securities of the Company entitled to vote generally in the election of directors;

(ii)	consummation of a reorganization, merger or consolidation of the Company or the sale or other disposition of all or substantially all of the assets of the Company and/or of the Affiliates; or

(iii)	approval by the shareholders of the Company of a complete liquidation or dissolution of the Company.
22.3	If Cardiff as a result of the above cease to render its services to the Owner within three (3) months following a Change of Control, Cardiff shall receive a payment equal to the balance of its remaining contracted time, which however shall not be less than a remuneration of at least (12) months and shall not be more than (48) months compensation.
23. Entire Agreement
23.1	This Agreement constitutes the entire agreement and understanding between the parties with respect to the subject matter of this Agreement; and (in relation to such subject matter) supersedes all prior discussions, understandings and agreements between the parties and all prior representations and expressions of opinion by the parties.
23.2	Each of the parties acknowledges that it is not relying on any statements, warranties, representations or understandings (whether negligently or innocently made) given or made by or on behalf of the other in relation to the subject matter hereof and that it shall have no rights or remedies with respect to such subject matter otherwise than under this Agreement. The only remedy available shall be for breach of contract under the terms of this Agreement. Nothing in this clause shall, however, operate to limit or exclude any liability for wilful cause of loss.

23.3	For the avoidance of doubt it is noted that the provisions of this Agreement take precedence and prevail over any other provisions in any earlier agreement between the parties.
Signed this 15th day of May 2008

/s/ Solon Dracoulis		/s/ Ioannis Papathanasiou

ON BEHALF OF THE OWNER		ON BEHALF OF CARDIFF

By:	Solon Dracoulis	By:	Ioannis Papathanasiou
	Chief Accounting Officer	Title:	Legal Representative